EXHIBIT 99.3

Vodacom
Driving the future of communication

Vodacom Group (Proprietary) Limited

Group Interim Results
for the six months ended September 30, 2005

GROUP INTERIM FINANCIAL HIGHLIGHTS
Group revenue up 22.3% to R16.2 billion
Group profit from operations up 66.7% to R4.2 billion
Group EBITDA up 32.8% to R5.6 billion
Group profit before tax up 50.4% to R3.8 billion
Group cash generated from operations up 27.9% to R4.9 billion
Interim dividend of R1.7 billion

OPERATING HIGHLIGHTS
Group total customers up 41.8% to 19.1 million
Group capex as a percentage of revenue at 15.3%
Group customers per employee improved by 28.1% to 3,524

COMMENTARY
Vodacom Group (Proprietary) Limited, South Africa's market leader in the provision of cellular services announces interim results for the six months ended September 30, 2005.

South Africa
Customers
The South African customer base increased by 39.0% to 15.8 million (September 30, 2004: 11.3 million) compared to the six months ended September 30, 2004. The increase was driven by the exceptional growth in the prepaid market although excellent growth was also achieved in the contract market. The number of prepaid customers increased by 41.2% to 13.7 million, while the number of contract customers increased by 26.7% to 2.1 million. The strong growth in customers was a direct result of the remarkable number of gross connections achieved (4.2 million), coupled with low churn.

Churn
Vodacom continuously focuses on retention of existing customers and acquisition of new customers. Contract churn remained low at 9.3%, although slightly higher than the 8.6% contract churn for the six months ended September 30, 2004. Prepaid churn was lower at 18.7% (September 30, 2004: 21.9%).

ARPU
Prepaid services have been the driving force behind market penetration in South Africa and contributes 92.5% (September 30, 2004: 88.7%) to all gross new connections. During the period under review, ARPU decreased by 10.9% to

R147 (September 30, 2004: R165) per month. The continued dilution of ARPU is caused by the higher proportion of lower ARPU connections, as the lower end of the market is penetrated. Contract customer ARPU has decreased by 7.7% to R588 per month (September 30, 2004: decreased by 3.9% to R637) when compared to the six months ended September 30, 2004, while prepaid customer ARPU decreased by 10.1% to R71 (September 30, 2004: decreased by 9.2% to R79) per customer per month.

Traffic
Total traffic on the network, excluding national and visitor roaming traffic, has increased by 19.3% to 8.0 billion minutes (September 30, 2004: 6.7 billion) for the six months ended September 30, 2005. The growth was mainly due to the 39.0% year-on-year growth in the total customer base to 15.8 million as at September 30, 2005. Also evident was continued fixed for mobile call substitution, with mobile to mobile traffic increasing by 25.8% compared to the six months ended September 30, 2004, while mobile/fixed traffic only increased by 1.3% over the same period.

Operational
The South African business was rewarded with a number of top awards during the recent Markinor Brand Survey, including top telecommunications brand and favourite advertiser as well as the third most popular overall brand in South Africa.

Although South Africa is experiencing a lot of regulatory challenges, the business is growing fast while also focusing on customer satisfaction, by introducing new products and services to the customer. A new happy hour tariff, which was well received by the market, was launched on August 29, 2005 for prepaid customers and October 1, 2005 for contract customers whereby call rates were dropped to R1.49 per minute, between 5 and 8pm from Monday to Friday. Vodacom also introduced a new service called Airtime Transfer whereby all contract, top-up and prepaid Vodacom customers can send airtime credit from their mobile phones to another prepaid or top-up customer free of charge. Vodafone World, Vodafone's new roaming service, was launched in September 2005. It enables customers, who have activated roaming on their accounts, to calculate the cost of each call they make whilst abroad.

Regulatory
Following Vodacom's spectrum application to provide fixed links, ICASA issued a spectrum licence to Vodacom, on September 12, 2005, for 2 X 56 MHz spectrum in the 38 GHz band for the provisioning of fixed links.

On June 30, 2005 and September 14, 2005 ICASA approved Vodacom's application for two million numbers in the 0765 and 0766 ranges as well as two million numbers in the 0767 and 0768 ranges.

ICASA has promulgated the Number Portability Regulations. In terms of these regulations the number portability implementation date would be June 30, 2006.

Market share
Despite strong competition, Vodacom has retained its leadership in the highly competitive South African mobile communications market with an estimated 57.0% market share on September 30, 2005. The South African cellular industry has grown by 20.5% in the last six months and Vodacom has contributed 62.4% of this growth. The market penetration of the cellular industry is now an estimated 58.0% of the population.

Other African operations
Vodacom's other African operations, which provide a world-class GSM service to millions of customers, are all faced with continued challenges such as competition from other operators as well as rigorous regulatory changes. All these operations, with the exception of Mozambique, showed excellent profit growth for the six months ended September 30, 2005.

Vodacom Tanzania achieved exceptional customer and profit growth and its market share remained stable at 58.0% at September 30, 2005 (September 30, 2004:
58.0%). The Tanzanian market remains highly competitive, but with mobile penetration estimated at 7.6% of the population, it still promises further growth potential. Vodacom Tanzania increased its customer base by 68.7% to 1.6 million
(September 30, 2004: 76.0% to 1.0 million) at September 30, 2005 compared to the six months ended September 30, 2004.

Vodacom Congo remains the market leader with an estimated market share of 49.0% at September 30, 2005 (September 30, 2004: 48.0%). The DRC has the lowest estimated mobile penetration rate of all Vodacom's operations at 3.9% of the population at September 30, 2005. Notwithstanding the uncertainties surrounding the planned elections in the first half of 2006, Vodacom Congo increased its customer base by 36.9% to 1.2 million (September 30, 2004: 97.2% to 0.9 million) at September 30, 2005 compared to the six months ended September 30, 2004.

Vodacom Lesotho is expected to remain a small operation, but has positioned itself well to minimise the impact of competitive activity and has maintained its estimated 80.0% market share at September 30, 2005. Vodacom Lesotho increased its customer base by 40.2% to 170,593 (September 30, 2004: 71.8% to 122,240) at September 30, 2005 compared to the six months ended September 30, 2004. Mobile penetration in Lesotho is now estimated at 11.2%.

Vodacom Mozambique has managed to increase its estimated market share to 26.0% (September 30, 2004: 24.0%) despite strong competition from the established competitor mCel, by offering competitive coverage through an aggressive coverage roll-out programme. Vodacom Mozambique increased its customer base by 104.9% to 336,152 (September 30, 2004: 164,423) at September 30, 2005 compared to the six months ended September 30, 2004. Mobile penetration is estimated at 7.0% at September 30, 2005.

The financial results of Vodacom's operations are analysed in more detail in the segmental commentary of this report.

FINANCIAL REVIEW
The following changes need to be taken into account when analysing Vodacom's results for the six months ended September 30, 2005:

Vodacom identified certain items to be adjusted in the prior or current year(s) financial statements due to the adoption of new International Financial Reporting Standards (IFRS) or different accounting treatment of current IFRS.

Leases (IAS 17): Vodacom has always accounted for lease payments that escalate based on a fixed rate in terms of the lease contract's escalation instead of on a straight-line basis. The debit adjustment to the opening retained earnings as at April 1, 2005 amounts to R66.4 million.

Intangible Assets (IAS 38): Vodacom has reclassified software (R2.1 billion cost; R1.4 billion accumulated depreciation) from property, plant and equipment to intangible assets as at March 31, 2005. Interim comparatives were also restated.

Property, Plant and Equipment (IAS 16): Vodacom has now recognised property, plant and equipment in smaller components or units, estimated residual values and reassessed the useful lives for these components. Vodacom has accounted for the full impact of R115.4 million in the current financial year as a credit to depreciation.

Revenue
In ZAR millions
for the six months ended September 30,

                                             2003               2004                2005       % change      % change
                                       (reviewed)         (reviewed)          (reviewed)        2004/03       2005/04
Airtime, connection and                     5,974              7,823               9,581           31.0          22.5
access
Data revenue                                  512                586                 893           14.5          52.4
Interconnectio                              2,814              2,940               3,186            4.5           8.4
n
Equipment                                   1,202              1,318               1,910            9.6          44.9
sales1
International                                 310                436                 485           40.6          11.2
airtime
Other sales                                   172                128                 120         (25.6)         (6.3)
and services
                                           10,984             13,231              16,175           20.5          22.3

1. South African equipment sales revenue and operating costs have been restated for the six months ended September 30, 2003 and 2004 by R312 million and R363 million respectively, to eliminate revenue and costs relating to handset sales to Vodacom's own distribution channel. Margins have been restated accordingly. The restatement does not impact the Group's results for the six months ended September 30, 2003 and 2004.

2. Financial results have been reviewed by our auditors, Deloitte & Touche, for the six months ended September 30, 2003, 2004 and 2005.

Airtime, connection and access
Vodacom's airtime, connection and access revenue increased by 22.5% to R9,581 million (September 30, 2004: 31.0% to R7,823 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004, primarily due to the increase in the number of customers, offset by declining ARPUs in all operations. Total customers increased by 41.8% to 19.1 million (September 30, 2004: 40.6%) at September 30, 2005 compared to the six months ended September 30, 2004, mainly due to strong prepaid and contract customer growth in South Africa and significant prepaid customer growth in Vodacom's other African operations.

Data revenue - geographical split
In ZAR millions
for the six months ended September 30,

                                                                 % of total      % of total         % change
                                           2004         2005           2004            2005          2005/04
South Africa                                542          821           92.5            91.9             51.5
Tanzania                                     35           50            6.0             5.6             42.9
Lesotho                                       4            7            0.7             0.8             75.0
DRC                                           4           13            0.7             1.5           >200.0
Mozambique                                    1            2            0.1             0.2            100.0
                                            586          893          100.0           100.0             52.4


Vodacom's data revenue increased by 52.4% to R893 million (September 30, 2004:
14.5% to R586 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004 mainly due to new data initiatives such as 3G and BlackBerry(R) as well as the popularity of SMS and other data products. Vodacom transmitted 1,524 million SMS messages (September 30, 2004:
1,123 million) over its South African network during the six months ended September 30, 2005, an increase of 35.7% compared to the six months ended September 30, 2004. The number of active users on the network at September 30, 2005 was: BlackBerry(R) users 6,737, MMS users 533,054, 3G data card users 18,662, 3G active handsets 77,327 and Vodafone Live! users 102,404. Data revenue contributed 5.5% to total revenue for the six months ended September 30, 2005 (September 30, 2004: 4.4%). The contribution to data revenue from other African operations increased by 0.6 percentage points to 8.1% for the six months ended September 30, 2005 (September 30, 2004: 7.5%) when compared to the six months ended September 30, 2004.

Interconnection
Vodacom's interconnection revenue increased by 8.4% to R3.2 billion (September 30, 2004: 4.5% to R2.9 billion) for the six months ended September 30, 2005 compared to the six months ended September 30, 2004. The change in call patterns of mobile phone users as well as the increase of these users through fixed/mobile substitution, negatively affected traffic originating from Telkom and terminating on the Vodacom network. This traffic only increased by 1.9% for the six months ended September 30, 2005 compared to the six months ended September 30, 2004.

Equipment sales
Vodacom's revenue from equipment sales increased by 44.9% to R1.9 billion (September 30, 2004: 9.6% to R1.3 billion) for the six months ended September 30, 2005 compared to the six months ended September 30, 2004. Equipment sales were restated by R312 million for the six months ended September 30, 2003 and by R363 million for the six months ended September 30, 2004. The growth in equipment sales was primarily due to the growth of the customer base coupled with added functionality of new phones based on new technologies.

International airtime
International airtime increased by 11.2% to R485 million (September 30, 2004: by 40.6% to R436 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004. International airtime comprises international calls by Vodacom customers, roaming revenue from Vodacom's customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom's networks.

Other sales and services
Other sales and services decreased by 6.3% to R120 million (September 30, 2004: decreased by 25.6% to R128 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004. Other sales and services include revenue from non-core operations such as income from Vodacom's cell captive insurance scheme.

Operating expenses
In ZAR millions

for the six months ended September 30,
                                             2003                2004                 2005       % change      % change
                                       (reviewed)          (reviewed)           (reviewed)        2004/03       2005/04
Depreciation, amortisation                  1,247               1,655                1,338           32.7        (19.2)
and impairment
Payments to other network                   1,379               1,804                2,168           30.8          20.2
operators

Other direct network                        4,704               5,705                6,577           21.3          15.3
operating costs1,2
Staff expenses                                632                 760                  952           20.3          25.3
Marketing and advertising                     345                 393                  488           13.9          24.2
expenses
General administration                        302                 412                  467           36.4          13.3
expenses2

Other operating income                       (71)                (33)                 (40)         (53.5)          21.2
                                            8,538              10,696               11,950           25.3          11.7

1. Direct network operating costs less payments to other operators. South African equipment sales revenue and operating costs have been restated for the six months ended September 30, 2003 and 2004 by R312 million and R363 million respectively, to eliminate revenue and costs relating to handset sales to Vodacom's own distribution channel. Margins have been restated accordingly. The restatement does not impact the Group's results for the six months ended September 30, 2003 and 2004.

2. For the six months ended September 30, 2003 and 2004 an adjustment of R5 million and R4 million respectively was made, as a debit to profit from operations, to recognise operating lease payments that escalate based on a fixed rate over the lease term on a straight-line basis.

3. Financial results have been reviewed by our auditors, Deloitte & Touche, for the six months ended September 30, 2003, 2004 and 2005.

Depreciation, amortisation and impairment
Vodacom's depreciation and amortisation decreased by 19.2% to R1,338 million (September 30, 2004: by 32.7% to R1,655 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004. The strengthening of the Rand against most other currencies resulted in depreciation on foreign-denominated capital expenditure in Vodacom's African operations being translated at a lower rate of exchange than in the past. This translation saving contributed to a marginal increase in the depreciation charge in Vodacom's other African operations in the six months ended September 30, 2005. The implementation of IAS 16: Property, Plant and Equipment which resulted in a credit of R115.4 million to depreciation also contributed to the lower depreciation charge for the period. A portion of the Mozambique impairment (R68.4 million) of the prior year was reversed due to the weakening of the Mozambican local currency against the Rand as well as the impact of the appreciating Euro against other currencies (September 30, 2004: R236.8 million loss).

Payments to other network operators
Vodacom's payments to other network operators increased by 20.2% to R2,168 million (September 30, 2004: by 30.8% to R1,804 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004, as a result of an increase in outgoing traffic terminating on other cellular networks, rather than on fixed-line networks.

Other direct network operating expenses
Other direct network operating expenses increased by 15.3% to R6,577 million (September 30, 2004: by 21.3% to R5,705 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004. The low growth was mainly as a result of cost controls as well as a positive impact of the stability of the Rand on translation of foreign currency denominated expenses. Other direct network operating expenses include the cost to connect customers onto the network, which are incurred to support growth in the customer base as well as other costs such as cost of goods sold, commissions, customer retention expenses, regulatory and licence fees, distribution expenses and site and maintenance costs.

Staff expenses
Staff expenses increased by 25.3% to R952 million (September 30, 2004: by 20.3% to R760 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004. The increase was mainly as a result of an increase in headcount of 10.7% to 5,426 (September 30, 2004: 4,903) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004, to support the growth in operations; an increase in the provision for Vodacom's bonus schemes due to increased profits, the first time provision for lump sum payments to executives on retirement as well as annual salary increases. Employee productivity has improved in all of Vodacom's operations, as measured by customers per employee, increasing by 28.1% to 3,524 customers per employee (September 30, 2004: 2,751).

Marketing and advertising
Marketing and advertising expenses increased by 24.2% to R488 million (September 30, 2004: by 13.9% to R393 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004, mainly driven by the launch of new technologies such as Vodafone Live!, 3G and BlackBerry(R).

General administration expenses
General administration expenses increased by 13.3% to R467 million (September 30, 2004: by 36.4% to R412 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004. General administration expenses comprise expenses such as accommodation, information technology costs, office administration, consultant expenses, social economic investment and insurance.

Other operating income
Other operating income comprises income that Vodacom does not view as part of its core activities such as risk management services, consultant cost recoveries and franchise fees and is therefore disclosed separately. Other operating income increased by 21.2% to R40 million (September 30, 2004: decreased by 53.5% to R33 million) in the six months ended September 30, 2005 compared to the six months ended September 30, 2004.

FUNDING
Summary of net debt and maturity profile
In ZAR millions
as at September 30, 2005 (reviewed)

                                      2006     2007      2008      2009     2010          2011
                                                                                        onward          Total
South Africa -
finance leases,
ZAR denominated                         64       95       134       166      114           263            836
Funding loans
Tanzania -
outside
shareholders,
ZAR denominated                          -        -         -         -       90             -             90
Tanzania -
project
finance,
various
denominations                          101      101        34         -        -             -            236
Medium-term
loan to Vodacom
International
Limited, US$
denominated                          1,146        -         -         -        -             -          1,146
DRC -
preference
share
liability,
US$ denominated                        236        -         -         -        -             -            236
Other short-
term loans                              43        -         -         -        -             -             43
Debt excluding
bank overdrafts                      1,590      196       168       166      204           263          2,587
Bank and cash
balances                                                                                              (1,372)
Net debt                                                                                                1,215

Vodacom's consolidated net debt position has decreased by 37.1% to R1,215 million as at September 30, 2005 (September 30, 2004: by 26.3% to R1,932 million). The Group's net debt to EBITDA ratio was 21.8% as at September 30, 2005 (September 30, 2004: 46.1%). However, this reflects the Group's net debt position before settlement of the R1,700 million dividend paid on October 3, 2005. If dividends payable and Secondary Tax on Companies (STC) were included in net debt, Vodacom's net debt to EBITDA ratio would increase to 56.2% (September 30, 2004: 89.1%). Vodacom's net debt to equity ratio improved to 13.9% as at September 30, 2005 (September 30, 2004: 26.4%). Inclusive of the R1,700 million interim dividend payable, Vodacom's net debt to equity ratio as at September 30, 2005 was 35.8% (September 30, 2004: 50.9%).

The improvement in net debt was principally the result of strong cash generation in Vodacom's South African operations. Changes in net debt were brought about primarily as a result of further draw-downs of South African guaranteed credit facilities by other African subsidiaries as well as the payment of the 2005 final dividend.

Revenue
Geographical split
In ZAR millions
for the six months ended September 30,

                                                                                    % change        % change
                                        2003           2004           2005           2004/03         2005/04
South Africa1                         10,293         12,057         14,764              17.1            22.5
Tanzania                                 431            472            611               9.5            29.4
Lesotho                                   55             65             77              18.2            18.5
DRC2                                     205            594            649             189.7             9.3
Mozambique                                 -             43             74                 -            72.1
                                      10,984         13,231         16,175              20.5            22.3

1. The Group restated its revenue for South Africa for the six months ended September 30, 2003 and 2004 as previously mentioned. The restatement does not affect profits.

2. During the six months ended September 30, 2003, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004 Vodacom Congo is being fully consolidated as a subsidiary after certain clauses, granting the outside shareholders participating rights, have been removed from the shareholders' agreement.

Revenue increased by 22.3% to R16.2 billion (September 30, 2004: by 20.5% to R13.2 billion) for the six months ended September 30, 2005 compared to the six months ended September 30, 2004, of which Vodacom's other African operations contributed 8.7% (September 30, 2004: 8.9%). The increase in revenues was primarily driven by strong customer growth in all operations.

EBITDA
Geographical split
In ZAR millions
for the six months ended September 30,

                                                                                   % change         % change
                                         2003          2004          2005           2004/03          2005/04
South Africa1                           3,535         3,940         5,214              11.5             32.3
Tanzania                                  122           152           206              24.6             35.5
Lesotho                                    12            21            30              75.0             42.9
DRC2                                       33           110           171            >200.0             55.5
Mozambique                                  -          (69)          (61)                 -             11.6
Holding
companies                                 (9)            35             3            >200.0           (91.4)
                                        3,693         4,189         5,563              13.4             32.8
EBITDA margin                           33.6%         31.7%         34.4%

1. The impact of IAS 17 (Leases) resulted in a restatement of EBITDA for South Africa for the six months ended September 30, 2003 and 2004 as previously mentioned.

2. During the six months ended September 30, 2003, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004 Vodacom Congo is being fully consolidated as a subsidiary after certain clauses, granting the outside shareholders participating rights, have been removed from the shareholders' agreement.

Group EBITDA increased by 32.8% to R5,563 million (September 30, 2004: by 13.4% to R4,189 million) for the six months ended September 30, 2005 compared to the six months ended September 30, 2004, of which Vodacom's other African operations contributed 6.3% (September 30, 2004: 5.9%). Vodacom's EBITDA margin increased to 34.4% in the six months ended September 30, 2005 (September 30, 2004: 31.7%). The higher EBITDA margin achieved was mainly due to lower prepaid discounts on airtime, a reduction in some distribution incentives as well as productivity improvements in operational expenditure. Rate of exchange movements had a negative impact of R1.2 million on EBITDA for the six months ended September 30, 2005. All EBITDA margins increased for the six months ended September 30, 2005 compared to the six months ended September 30, 2004: South Africa by 2.6 percentage points to 35.3%, Tanzania by 1.5 percentage points to 33.7%, Lesotho by 6.7 percentage points to 39.0% and DRC by 7.8 percentage points to 26.3%. The Group EBITDA margin excluding equipment sales increased by 5.3 percentage points to 39.7% (September 30, 2004: 34.4%) for the six months ended September 30, 2005 compared to the six months ended September 30, 2004.

Profit from operations
Geographical split
In ZAR millions
for the six months ended September 30,

                                                                                   % change         % change
                                          2003         2004          2005           2004/03          2005/04

South Africa1                            2,497        2,754         4,060              10.3             47.4
Tanzania                                    54           72           115              33.3             59.7
Lesotho                                      -            9            26                 -            188.9
DRC2                                       (6)            7            47            >200.0           >200.0
Mozambique                                   -        (341)          (25)                 -             92.7
Holding
companies                                 (99)           33             2             133.3           (93.9)
                                         2,446        2,534         4,225               3.6             66.7
Profit from
operations
margin                                   22.3%        19.2%         26.1%

1. The impact of IAS 17 (Leases) resulted in a restatement of profit from operations for South Africa for the six months ended September 30, 2003 and 2004 as previously mentioned.

2. During the six months ended September 30, 2003, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004 Vodacom Congo is being fully consolidated as a subsidiary after certain clauses, granting the outside shareholders participating rights, have been removed from the shareholders' agreement.

Vodacom's profit from operations increased by 66.7% to R4,225 million in the six months ended September 30, 2005 (September 30, 2004: by 3.6% to R2,534 million) compared to the six months ended September 30, 2004. Vodacom's profit from operations margin increased to 26.1% in the six months ended September 30, 2005 (September 30, 2004: 19.2%) compared to the six months ended September 30, 2004.

The exceptional increase of 66.7% (50.1% excluding the Mozambique impairment and reversal) in profit from operations is due to revenue growing by 22.3% and the operating expenditure only growing by 11.7%. Rate of exchange movements had a negative impact of R0.2 million on profit from operations for the six months ended September 30, 2005. The implementation of new IFRS resulted in a positive impact of R23.5 million on profit from operations for the period under review.

The profit from operations margins of all subsidiaries increased for the six months ended September 30, 2005 compared to the six months ended September 30, 2004: South Africa by 4.7 percentage points to 27.5%, Tanzania by 3.6 percentage points to 18.8%, Lesotho by 19.9 percentage points to 33.8%, DRC by 6.1 percentage points to 7.2%, while Mozambique is not yet profitable.

Capital expenditure ("Capex")
Geographical split
In ZAR millions
for the six months ended September 30,

                                                                                   % change         % change
                                         2003          2004          2005           2004/03          2005/04

South Africa                              830         1,109         2,141              33.6             93.1
Tanzania                                  145            83           104            (42.8)             25.3
Lesotho                                     4             2            11            (50.0)           >200.0
DRC                                       286           187           140            (34.6)           (25.1)
Mozambique                                  -            27            77                 -            185.2
Holding
companies                                   4             5             2              25.0           (60.0)
                                        1,269         1,413         2,475              11.3             75.2
Capex as a
percentage of
revenue                                 11.6%         10.7%         15.3%


Vodacom's capital expenditure increased by 75.2% to R2,475 million in the six months ended September 30, 2005 (September 30, 2004: by 11.3% to R1,413 million) compared to the six months ended September 30, 2004. Vodacom's capital expenditure was 15.3% of revenue in the six months ended September 30, 2005, up from an adjusted 10.7% in the six months ended September 30, 2004. A stable Rand and weak US Dollar again aided the Group with the majority of capital expenditure being foreign currency denominated. In terms of IAS 21: The Effects of Changes in Foreign Exchange Rates, all capital expenditure in South Africa is recorded at the rate of exchange ruling at the date when risk and reward related to ownership of the equipment passes on to Vodacom. Capital expenditure of Vodacom's other African operations is translated at the average rate of exchange of the Rand against the operation's reporting currency for the period, while closing capital expenditure is translated at the closing rate of exchange of the Rand against the reporting currency. The increase in South Africa's capex additions of 93.1% to R2,141 million in the six months ended September 30, 2005 compared to the six months ended September 30, 2004, is mainly driven by capacity increases and the introduction of new technologies such as 3G, Vodafone Live! and BlackBerry(R).

Effective tax rate
Vodacom's effective tax rate decreased to 37.9% in the six months ended September 30, 2005 (September 30, 2004: 43.4%) primarily because of the reduction in the South African statutory tax rate of 1.0 percentage point to 29.0% (September 30, 2004: 30.0%), as well as no additional Mozambique impairments being raised in the current period for which no deferred taxation asset was recognised. In fact, a R68.4 million reversal of the prior year impairment of R236.8 million was recognised for the period under review. In addition, the impact of Secondary Tax on Companies (STC) as a percentage of profit decreased by 2.3%. STC payments however remained stable.

Shareholder distributions
Dividends declared in the six months ended September 30, 2005 totalled R1,700 million and was paid to shareholders on October 3, 2005.

Outlook
Vodacom continues to deliver remarkable customer, margin and earnings growth. South African and other African operations continue to perform very strongly, with improved market share in almost all geographical segments. Favourable economic conditions and healthy competition is playing an important role in the rapid mobile telephony penetration, especially in South Africa.

Upgrading of network and distribution infrastructures and strengthening of business and governmental relationships will ensure improved market conditions in all of the other African operations. Affordability is key in these markets and Vodacom will continue to introduce innovative products to stimulate the market and increase penetration. In an ever-changing economic and regulatory environment, Vodacom is well positioned to maintain and even improve its current market leadership.

WYN Luhabe                                       ADC Knott-Craig
Non-executive Chairman                           Chief Executive Officer

SEGMENT KEY OPERATIONAL INDICATORS

VODACOM SOUTH AFRICA OPERATIONAL OVERVIEW Key operational indicators for the six months ended September 30,
                                                            2003                    2004                   2005
                                                     (unaudited)             (unaudited)            (unaudited)
Customers ('000)1                                          8,522                  11,346                 15,773
Contract                                                   1,251                   1,651                  2,092
Prepaid                                                    7,242                   9,671                 13,653
Community services                                            29                      24                     28
Gross connections
('000)                                                     2,248                   2,681                  4,181
Contract                                                     110                     302                    312
Prepaid                                                    2,135                   2,378                  3,865
Community services                                             3                       1                      4
3 month inactive
customers (%)                                               15.3                    19.7                    7.9
Contract (%)                                                 5.6                     5.8                    1.8
Prepaid (%)                                                 17.1                    22.1                    8.9
Churn (%)                                                   39.1                    20.0                   17.4
Contract (%)                                                10.8                     8.6                    9.3
Prepaid (%)                                                 44.1                    21.9                   18.7
Mobile market share
(%)(3)                                                        55                      56                     57
Mobile market
penetration (%)
(at period end)(3)                                          34.9                    43.1                   58.0
Total traffic
(millions of minutes)                                      5,774                   6,735                  8,038

Outgoing                                                   3,601                   4,326                  5,329
Incoming
(interconnection)                                          2,173                   2,409                  2,709
Average monthly
revenue per customer
(ARPU) (ZAR)(2)                                              179                     165                    147
Contract                                                     663                     637                    588
Prepaid                                                       87                      79                     71
Community services                                         1,912                   2,381                  1,960
Average monthly
minutes of use (MOU)
per customer (outside
the bundle)                                                   95                      85                     76
Contract                                                     268                     234                    212
Prepaid                                                       54                      51                     49
Community services                                         2,699                   3,316                  2,546
Cumulative network
capital expenditure
per customer (ZAR, at
period end)                                                1,876                   1,692                  1,422
Number of employees
(including temps
and contractors, at
period end)                                                3,844                   3,988                  4,119
Customers per employee
(at period end)                                            2,217                   2,845                  3,829

                                                                               % change                % change
                                                                                2004/03                 2005/04
Customers ('000)1                                                                  33.1                    39.0
Contract                                                                           32.0                    26.7
Prepaid                                                                            33.5                    41.2
Community services                                                               (17.2)                    16.7
Gross connections
('000)                                                                             19.3                    55.9
Contract                                                                          174.5                     3.3
Prepaid                                                                            11.4                    62.5
Community services                                                               (66.7)                  >200.0
3 month inactive                                                                4.4 pts              (11.8 pts)
customers (%)
Contract (%)                                                                    0.2 pts               (4.0 pts)
Prepaid (%)                                                                     5.0 pts              (13.2 pts)
Churn (%)                                                                    (19.1 pts)               (2.6 pts)
Contract (%)                                                                  (2.2 pts)                 0.7 pts
Prepaid (%)                                                                  (22.2 pts)               (3.2 pts)
Mobile market share
(%)                                                                                1 pt                    1 pt
Mobile market
penetration (%)
(at period end)                                                                 8.2 pts                14.9 pts
Total traffic
(millions of minutes)                                                              16.6                    19.3
Outgoing                                                                           20.1                    23.2
Incoming

(interconnection)                                                                  10.9                    12.5
Average monthly
revenue per customer
(ARPU) (ZAR)                                                                      (7.8)                  (10.9)
Contract                                                                          (3.9)                   (7.7)
Prepaid                                                                           (9.2)                  (10.1)
Community services                                                                 24.5                  (17.7)
Average monthly
minutes of use (MOU)
per customer (outside
the bundle)                                                                      (10.5)                  (10.6)
Contract                                                                         (12.7)                   (9.4)
Prepaid                                                                           (5.6)                   (3.9)
Community services                                                                 22.9                  (23.2)
Cumulative network
capital expenditure
per customer (ZAR, at
period end)                                                                       (9.8)                  (16.0)
Number of employees
(including temps
and contractors, at
period end)                                                                         3.7                     3.3
Customers per
employee (at period
end)                                                                               28.3                    34.6


VODACOM TANZANIA
Key operational indicators
for the six months ended September 30,

                                                            2003                     2004                  2005
                                                     (unaudited)              (unaudited)           (unaudited)
Customers ('000)1                                            541                      952                 1,606
Contract                                                       5                        5                     6
Prepaid                                                      533                      944                 1,597
Public phones                                                  3                        3                     3
Gross connections
('000)                                                       172                      326                   604
Churn (%)                                                   30.9                     26.1                  28.7
Mobile market share
(%)                                                           56                       58                    58
Average monthly
revenue per customer
(ARPU) (ZAR)                                                 136                       91                    73
Cumulative network
capital expenditure
per customer (ZAR, at
period end)                                                1,993                    1,358                   904

Number of employees
(including temps
and contractors, at
period end)                                                  270                      342                   371
Customers per employee
(at period
end)                                                       2,005                    2,785                 4,330


                                                                           % change                    % change
                                                                            2004/03                     2005/04
Customers ('000)1                                                              76.0                        68.7
Contract                                                                          -                        20.0
Prepaid                                                                        77.1                        69.2
Public phones                                                                     -                           -
Gross connections
('000)                                                                         89.5                        85.3
Churn (%)                                                                 (4.8 pts)                     2.6 pts
Mobile market share
(%)                                                                           2 pts                           -
Average monthly
revenue per customer
(ARPU) (ZAR)                                                                 (33.1)                      (19.8)
Cumulative network
capital expenditure
per customer (ZAR, at
period end)                                                                  (31.9)                      (33.4)
Number of employees
(including temps
and contractors, at
period end)                                                                    26.7                         8.5
Customers per
employee (at period
end)                                                                           38.9                        55.5

VODACOM LESOTHO
Key operational indicators
for the six months ended September 30,

                                                       2003                    2004                   2005
                                                (unaudited)             (unaudited)            (unaudited)
Customers ('000)1                                        71                     122                    171
Contract                                                  3                       4                      3
Prepaid                                                  67                     117                    166
Public phones                                           0.6                       1                      2
Gross connections
('000)                                                   20                      32                     42
Churn (%)                                              73.3                    14.0                   23.4
Mobile market share (%)
(3)                                                      78                      80                     80
Average monthly
revenue per
customer (ARPU)
(ZAR)(2)                                                119                      91                     77
Cumulative network
capital expenditure
per customer (ZAR,
at period end)                                        2,789                   1,659                  1,271
Number of employees
(including temps
and contractors, at
period end)                                              70                      62                     65
Customers per employee (at period
end)                                                  1,007                   1,971                  2,625


                                                                           % change               % change
                                                                            2004/03                2005/04
Customers ('000)1                                                              71.8                   40.2
Contract                                                                       33.3                 (25.0)
Prepaid                                                                        74.6                   41.9
Public phones                                                                  66.7                  100.0
Gross connections
('000)                                                                         60.0                   31.3
Churn (%)                                                                (59.3 pts)                9.4 pts
Mobile market share
(%)                                                                           2 pts                      -
Average monthly
revenue per
customer (ARPU)
(ZAR)                                                                        (23.5)                 (15.4)
Cumulative network
capital expenditure                                                          (40.5)                 (23.4)
per customer (ZAR,
at period end)
Number of employees
(including temps
and contractors, at

period end)                                                                  (11.4)                    4.8
Customers per employee (at period
end)                                                                           95.7                   33.2


VODACOM CONGO
Key operational indicators
for the six months ended September 30,
                                                         2003                    2004                   2005
                                                  (unaudited)             (unaudited)            (unaudited)
Customers ('000)1                                         458                     903                  1,236
Contract                                                    6                      10                     11
Prepaid                                                   443                     885                  1,209
Public phones                                               9                       8                     16
Gross connections
('000)                                                    240                     305                    373
Churn (%)                                                18.2                    18.4                   30.5
Mobile market share
(%)(3)                                                     45                      48                     49
Average monthly
revenue per
customer (ARPU)
(ZAR)(2)                                                  182                     111                     89
Cumulative network
capital expenditure
per customer (ZAR,
at period end)                                          2,432                   1,821                  1,555
Number of employees
(including temps
and contractors, at
period end)                                               305                     426                    597
Customers per
employee (at period
end)                                                    1,500                   2,119                  2,070


                                                                               % change            % change
                                                                                2004/03             2005/04
Customers ('000)1                                                                  97.2                36.9
Contract                                                                           66.7                10.0
Prepaid                                                                            99.8                36.6
Public phones                                                                    (11.1)               100.0
Gross connections
('000)                                                                             27.1                22.3
Churn (%)                                                                       0.2 pts            12.1 pts
Mobile market share
(%)                                                                               3 pts               1 pts
Average monthly
revenue per
customer (ARPU)
(ZAR)                                                                            (39.0)              (19.8)
Cumulative network
capital expenditure
per customer (ZAR,

at period end)                                                                   (25.1)              (14.6)
Number of employees
(including temps
and contractors, at
period end                                                                         39.7                40.1
Customers per
employee (at period
end)                                                                               41.3               (2.3)

VODACOM MOZAMBIQUE
Key operational indicators
for the six months ended September 30,
                                                            2004                     2005           % change
                                                     (unaudited)              (unaudited)            2005/04
Customers ('000)1                                            164                      336              104.9
Contract                                                       3                        5               66.7
Prepaid                                                      161                      331              105.6
Gross connections
('000)                                                       108                      123               13.9
Churn (%)                                                    2.7                     34.5           31.8 pts
Mobile market share
(%)(3)                                                        24                       26              2 pts
Average monthly
revenue per customer
(ARPU) (ZAR)(2)                                               63                       41             (34.9)
Cumulative network
capital expenditure
per customer (ZAR, at
period end)                                                3,387                    1,886             (44.3)
Number of employees
(including temps and
contractors, at
period end)                                                   85                      148               74.1
Customers per
employee (at period
end)                                                       1,934                    2,271               17.4


1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as at end of the period indicated.

2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.

3. Penetration and market share is calculated based on Vodacom estimates.

4. None of the comparative period key operational indicators have been restated based on the current period adjustments.


CONDENSED CONSOLIDATED INCOME STATEMENTS for the six months ended September 30, 2004 and 2005

In ZAR millions
                                                                                  2004                  2005
                                                                            (restated)            (reviewed)

Revenue                                                                       13,230.5              16,175.2
Other operating income                                                            33.2                  39.9
Direct network operating cost                                                (7,510.1)             (8,745.4)
Depreciation                                                                 (1,170.5)             (1,282.2)
Staff expenses                                                                 (760.3)               (951.7)
Marketing and advertising expenses                                             (393.1)               (488.0)
General administration expenses                                                (411.5)               (466.9)
Amortisation of intangible assets                                              (247.3)               (124.2)
Impairment of assets                                                           (236.8)                  68.4
Profit from operations                                                         2,534.1               4,225.1
Interest, dividends and other
financial income                                                                 335.7                 324.0
Finance costs                                                                  (316.0)               (708.5)
Profit before taxation                                                         2,553.8               3,840.6
Taxation                                                                     (1,108.2)             (1,454.4)
Net profit                                                                     1,445.6               2,386.2
Attributable to:
Equity shareholders                                                            1,427.4               2,362.3
Minority interests                                                                18.2                  23.9
                                                                                  2004                  2005
                                                                                     R                     R
                                                                             (restated)           (reviewed)
Basic and diluted earnings per
share                                                                           142 738               236 235

CONDENSED CONSOLIDATED BALANCE SHEETS as at March 31, 2005 and at September 30,
2005 In ZAR millions

                                                                             as at                     as at
                                                                         March 31,             September 30,
                                                                              2005                      2005
                                                                        (restated)                (reviewed)
ASSETS
Non-current assets                                                        13,932.6                  15,184.0
Property, plant and equipment                                             11,527.2                  12,516.6
Investment properties                                                         49.7                      47.6
Intangible assets                                                          1,644.3                   1,933.4
Financial assets                                                             137.5                     135.4
Deferred taxation                                                            308.1                     264.4
Deferred cost                                                                236.9                     257.0
Operating lease asset                                                         28.9                      29.6
Current assets                                                             8,662.2                  10,172.9
Inventory                                                                    479.5                     471.8
Trade and other receivables                                                3,621.4                   4,313.7
Deferred cost                                                                428.3                     457.2
Short-term financial assets                                                  142.9                     127.8
Cash and cash equivalents                                                  3,990.1                   4,802.4
Total assets                                                              22,594.8                  25,356.9
EQUITY AND LIABILITIES
Capital and reserves                                                       7,887.9                   8,735.6
Ordinary share capital                                                           *                         *
Non-distributable reserves                                                 (298.0)                   (181.1)
Retained earnings                                                          8,057.2                   8,718.9
Minority interests                                                           128.7                     197.8
Non-current liabilities                                                    3,233.1                   2,140.2
Interest bearing debt                                                      2,213.5                     997.3
Deferred taxation                                                            472.1                     493.1
Deferred revenue                                                             240.7                     257.4
Provisions                                                                   184.4                     270.0
Operating lease liability                                                    122.4                     122.4
Current liabilities                                                       11,473.8                  14,481.1
Trade and other payables                                                   4,830.8                   5,146.8
Deferred revenue                                                           1,411.4                   1,507.9
Taxation payable                                                             632.6                     556.4
Non-interest bearing debt                                                      4.3                       4.3
Short-term interest bearing debt                                             381.6                   1,585.7
Short-term provisions                                                        595.0                     442.7
Dividends payable                                                          1,800.0                   1,700.0
Derivative financial liabilities                                               1.0                     106.4
Bank overdraft                                                             1,817.1                   3,430.9
Total equity and liabilities                                              22,594.8                  25,356.9
* Amounts less than R500 000


CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY for the six months ended
September 30, 2004 and 2005 In ZAR millions

                                                               Share           Retained                     Non-
                                                             capital           earnings            distributable

                                                                                                        reserves
Balance at March 31, 2004
as previously reported                                             *            7,896.6                  (324.9)
Changes in accounting
policies, reclassifications
and restatements
                                                                   -             (60.5)                        -
Balance at March 31, 2004 -
restated                                                           *            7,836.1                  (324.9)
Net profit for the period                                          -            1,427.4                        -
Dividends declared                                                 -          (1,600.0)                        -
Contingency reserve                                                -              (1.8)                      1.8
Acquired reserves from the
minorities of
Vodacom Congo (RDC) s.p.r.l.                                       -            (233.4)                     82.1
Acquisition of subsidiary                                          -                  -                        -
Net gains and losses not
recognised in the income
statement
Foreign currency translation
reserve                                                            -                  -                     14.1
Balance at September 30,
2004 - unaudited                                                   *            7,428.3                  (226.9)
Balance at March 31, 2005 as
previously reported                                                *            8,123.6                  (298.0)
Changes in accounting
policies, reclassifications
and restatements
                                                                   -             (66.4)                        -
Balance at March 31, 2005 -
restated                                                           *            8,057.2                  (298.0)
Net profit for the period                                          -            2,362.3                        -
Dividends declared                                                 -          (1,700.0)                        -
Contingency reserve                                                -              (0.6)                      0.6
Acquisition of subsidiary                                          -                  -                        -
Net gains and losses not
recognised in the income
statement
Foreign currency translation
reserve                                                            -                  -                    116.3
Balance at September 30,
2005 - unaudited                                                   *            8,718.9                  (181.1)
* Amounts less than R500 000

                                                                               Minority                     Total
                                                                              interests

Balance at March 31, 2004
as previously reported                                                             93.0                   7,664.7
Changes in accounting
policies, reclassifications
and restatements
                                                                                      -                    (60.5)
Balance at March 31, 2004 -

restated                                                                           93.0                   7,604.2
Net profit for the period                                                          18.2                   1,445.6
Dividends declared                                                                    -                 (1,600.0)
Contingency reserve                                                                   -                         -
Acquired reserves from the
minorities of
Vodacom Congo (RDC) s.p.r.l.                                                          -                   (151.3)
Acquisition of subsidiary                                                          10.1                      10.1
Net gains and losses not
recognised in the income
statement
Foreign currency translation
reserve                                                                             6.2                      20.3
Balance at September 30,
2004 - unaudited                                                                  127.5                   7,328.9
Balance at March 31, 2005 as
previously reported                                                               128.7                   7,954.3
Changes in accounting
policies, reclassifications
and restatements
                                                                                      -                    (66.4)
Balance at March 31, 2005 -
restated                                                                          128.7                   7,887.9
Net profit for the period                                                          23.9                   2,386.2
Dividends declared                                                                    -                 (1,700.0)
Contingency reserve                                                                   -                         -
Acquisition of subsidiary                                                          46.5                      46.5
Net gains and losses not
recognised in the income
statement
Foreign currency translation
reserve                                                                           (1.3)                     115.0
Balance at September 30,
2005 - unaudited                                                                  197.8                   8,735.6
* Amounts less than R500 000

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS for the six months ended September 30, 2004 and 2005

In ZAR millions

                                                                                   2004                 2005
                                                                             (reviewed)           (reviewed)
Cash flow from operating activities
Cash receipts from customers                                                   13,035.4             15,327.2
Cash paid to suppliers and employees                                          (9,186.0)           (10,405.6)
Cash generated from operations                                                  3,849.4              4,921.6
Finance costs paid                                                              (160.6)              (228.8)
Interest, dividends and other
financial income received                                                         186.8                 96.9
Taxation paid                                                                 (1,408.2)            (1,513.2)
Dividends paid - shareholders                                                 (1,500.0)            (1,800.0)
Dividends paid - minority
shareholders                                                                      (1.4)                    -
Net cash flows from operating activities                                          966.0              1,476.5
Cash flow from investing activities
Additions to property, plant and
equipment and intangible assets                                               (1,541.5)            (2,229.4)
Proceeds on disposal of property,
plant and equipment and intangible
assets                                                                                -                  6.8
Acquisition of subsidiaries                                                     (249.7)                (0.2)
Acquired cash from Vodacom Congo
(RDC) s.p.r.l.                                                                     12.9                    -
Short-term investments
realised/(made)                                                                   137.0                (8.5)
Net cash flows utilised in investing
activities                                                                    (1,641.3)            (2,231.3)
Cash flow from financing activities
Finance lease capital repaid                                                     (10.4)               (21.1)
Interest bearing debt incurred                                                  1,164.9                 32.5
Interest bearing debt repaid                                                  (1,276.2)               (46.4)
Net cash flows utilised in financing
activities                                                                      (121.7)               (35.0)
                                                                                (797.0)              (789.8)
Cash and cash equivalents at the
beginning of the period                                                         1,597.7              2,173.0
Effect of foreign exchange rate
changes                                                                          (46.2)               (11.7)
Cash and cash equivalents at the end
of the period                                                                     754.5              1,371.5

Financial results have been reviewed by our auditors, Deloitte & Touche, for the six months ended September 30, 2003, 2004 and 2005.

www.vodacom.co.za